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                             June 23, 2022

       Orestes Fintiklis
       Chief Executive Officer
       ITHAX Acquisition Corp.
       555 Madison Avenue
       Suite 11A
       New York, NY 10022

                                                        Re: ITHAX Acquisition
Corp.
                                                            Amendment No. 5 to
Registration Statement on Form S-4
                                                            Filed June 21, 2022
                                                            File No. 333-263727

       Dear Mr. Fintiklis:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 17, 2022 letter.

       Amendment No. 5 to Registration Statement on Form S-4

       General

   1. We note your response to prior comment 9. It appears that the investments of the Sponsor and the foreign persons
controlling certain PIPE investors are non-controlling investments that could be
considered covered investments or minority interests that could result in a covered control
transaction, both of which CFIUS has the authority to review. In this regard, we note that
Orestes Fintiklis controls Ithaca Capital, one of the managing members of Sponsor, and
will serve as a director of New Mondee, and that the other
                                                        managing member is
GMDA, an entity organized under the laws of Cyprus. Revise to include new Risk
Factors disclosure to address how the Sponsor   s status as a foreign
 Orestes Fintiklis
ITHAX Acquisition Corp.
June 23, 2022
Page 2
      person and other non-U.S. ties including among PIPE investors could impact your ability to complete your initial business combination based on CFIUS and review by other U.S.
      government entities.
2. Further, disclose in an appropriate risk factor that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
        You may contact Jenifer Gallagher, Staff Accountant, at 202-551-3706 or Karl Hiller,
Accounting Branch Chief, at 202-551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff
Attorney, at 202-551-6548 or Tim Levenberg, Special Counsel, at 202-551-3707 with any other questions.



                                                           Sincerely,
FirstName LastNameOrestes Fintiklis
                                                           Division of
Corporation Finance
Comapany NameITHAX Acquisition Corp.
                                                           Office of Energy &
Transportation
June 23, 2022 Page 2
cc:       Lynwood E. Reinhardt, Esq.
FirstName LastName